FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-120659

PROSPECTUS SUPPLEMENT NO. 2,
DATED JANUARY 9, 2008
(TO PROSPECTUS DATED JULY 31, 2007,
AS SUPPLEMENTED BY PROSPECTUS
SUPPLEMENT NO. 1 DATED NOVEMBER 21, 2007)


                          WESTSIDE ENERGY CORPORATION
                       3131 TURTLE CREEK BLVD, SUITE 1300
                               DALLAS, TX  75219
                                 (214) 522-8990

                        7,949,418 SHARES OF COMMON STOCK

                           -------------------------

     This prospectus supplement supplements the prospectus of Westside Energy Corporation (the "Company") dated July 31, 2007 (the "Prospectus"), as supplemented by Prospectus Supplement No. 1 dated November 21, 2007. You should read this prospectus supplement No. 2 in conjunction with the Prospectus and prospectus supplement No. 1. This prospectus supplement must be delivered with the Prospectus. This prospectus supplement includes the following attached document:

The Company's Current Report on Form 8-K filed with the Commission on January 7, 2008.

           The date of this Prospectus Supplement is January 9, 2008.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
                       Pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934
                                 Date of Report
                               December 31, 2007
                       (Date of earliest event reported)

                          WESTSIDE ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)


           Nevada                  0-49837                       88-0349241

(State or other jurisdiction of  (Commission                 (I.R.S. Employer
incorporation or organization)      File                  Identification Number)
                                   Number)

                      3131 Turtle Creek Blvd., Suite 1300
                              Dallas, Texas 75219
          (Address of principal executive offices, including zip code)
                             (214) 522-8990
              (Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

x Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01     Entry into a Material Definitive Agreement
Basic Agreement

On December 31, 2007, Westside Energy Corporation, a Nevada corporation (the "Company"), entered into a Contribution Agreement (the "Contribution Agreement") with Knight Energy Group I Holding Co., LLC, a Delaware limited liability company ("Knight I Parent"), Knight Energy Group II Holding Company, LLC, a Delaware limited liability company ("Knight II Parent"), Knight Energy Management Holding Company, LLC, a Delaware limited liability company ("Knight Energy Parent"), Hawk Energy Fund I Holding Company, LLC, an Oklahoma limited liability company ("Hawk Parent"), RCH Energy Opportunity Fund I, L.P., a Delaware limited partnership ("RCH Parent"), David D. Le Norman ("Crusader Management Parent"), Crusader Energy Group Holding Co., LLC, an Oklahoma limited liability company ("Crusader Energy Parent" and together with Knight I Parent, Knight II Parent, Knight Energy Parent, Hawk Parent, RCH Parent and Crusader Management Parent, the "Crusader Parent Entities"), Knight Energy Group, LLC, a Delaware limited liability company ("Knight I"), Knight Energy Group II, LLC, a Delaware limited liability company ("Knight II"), Knight Energy Management, LLC, a Delaware limited liability company ("Knight Energy"), Hawk Energy Fund I, LLC, an Oklahoma limited liability company ("Hawk"), RCH Upland Acquisition, LLC, a Delaware limited liability company ("RCH"), Crusader Management Corporation, an Oklahoma corporation ("Crusader Management"), and Crusader Energy Group, LLC, an Oklahoma limited liability company ("Crusader Energy" and together with Knight I, Knight II, Knight Energy, Hawk, RCH and Crusader Management, the "Crusader Operating Entities" and, together with the Crusader Parent Entities, "Crusader").

Pursuant to the Contribution Agreement, following the fulfillment of the conditions precedent to closing (the "Closing"), the following transactions will take place:

               Knight I Parent will contribute all of the membership interests of Knight I to the Company in exchange for 100,100,000 shares of common stock, $.01 par value ("Common Shares") of the Company;

               Knight II Parent will contribute all of the membership interests of Knight II to the Company for 33,933,684 Common Shares;

               Knight Energy Parent will sell all of the membership interests of Knight Energy to the Company for $1,000.00 in cash;

               Hawk Parent will contribute all of the membership interests of Hawk to the Company for 14,700,000 Common Shares;

               RCH Parent will contribute all of the membership interests of RCH to the Company for 3,700,000 Common Shares;

               Crusader Management Parent will sell all of the capital stock of Crusader Management to the Company for $499,261.00 in cash; and

               Crusader Energy Parent will sell all of the membership interests of Crusader Energy to the Company for $1,000.00 in cash.

If before Closing, Knight II Parent makes cash capital contributions to Knight II, then the number of Common Shares issuable to Knight II Parent will be increased by one Common Share for each three dollars of capital contributed; provided that no more than 19,290,000 additional Common Shares may be so issued to Knight II Parent.

As part of the transactions contemplated by the Contribution Agreement, the Company Board (as defined below) approved the adoption of the Westside Energy Corporation 2008 Long Term Incentive Plan (the "2008 LTIP") to be put in place effective as of the Closing. The 2008 LTIP provides for the issuance of awards thereunder for up to 37,310,000 Common Shares. Options to purchase 35,000,000 Common Shares, exercisable at $3.00 per share (the "LTIP Options"), will be issued at Closing to employees of the Crusader Operating Entities who become eligible employees of the Company or its subsidiaries at that time.

Board of Directors and Officers

All of the Company's directors have executed and delivered to the Company an irrevocable resignation of their position as a director effective as of the Closing. If on or prior to January 31, 2008, (i) Crusader has not submitted to the Company a list of director nominees who are acceptable to the Company's Board of Directors, acting reasonably (the "Director Nominees"), to be nominated as directors at the Company Stockholders' Meeting (as defined below) such that
(A) a majority of the Director Nominees are "independent" under the rules of the American Stock Exchange, (B) three of the Director Nominees satisfy all applicable rules relating to membership on the Company's audit committee and (C) at least one of the Director Nominees is an "audit committee financial expert" as defined by the rules of the SEC, the Company will have the right to terminate the Contribution Agreement.

At the Closing, the existing officers of the Company will resign and will be replaced by individuals acceptable to the new board of directors.

Shareholder Approval

Under the Contribution Agreement, the Company is required to convene and hold a meeting of the Company's stockholders (the "Company Stockholders' Meeting"), for the purpose of authorizing and approving:

               the issuance of Common Shares to the Crusader Parent Entities as a result of the Transactions,

               the adoption of an amendment to the Company's Articles of Incorporation to increase the number of authorized Common Shares to 500,000,000,

               the election of the Director Nominees to the Company's board of directors,

               the approval of the adoption of the 2008 LTIP and the grant of the LTIP Options,

               the adoption of an amendment to the Company's Articles of Incorporation to change the Company's name to "Crusader Energy Group Inc." (collectively, the "Required Proposals"); and

               the approval of a 1 for 2 reverse split of the Common Shares (the "Reverse Stock Split").

Other Agreements

The directors and executive officers of the Company have executed and delivered to Crusader voting agreements pursuant to which they have agreed to vote their Common Shares in favor of the transactions contemplated by the Contribution Agreement.

Each executive officer and director of the Company has executed and delivered to Crusader a Termination Agreement and Release whereby they have released the Company and Crusader for certain liabilities associated with the termination of their positions with the Company.

At the Closing, the Crusader Parent Entities and the Company will enter into a registration rights agreement providing for the registration under the Securities Act of 1933 of the resale of the Common Shares issuable to the Crusader Parent Entities pursuant to the Contribution Agreement. In addition, each Crusader Parent Entity will enter into a Non-Transfer Agreement with the Company which restricts the disposition of the Common Shares acquired by such entity pursuant to the Contribution Agreement.

The Company has made various representations and warranties and covenants in the Contribution Agreement, including, among others, not to (1) solicit proposals relating to alternative business combination transactions or (2) subject to certain exceptions which permit the board of directors of the Company (the "Company Board") to comply with its fiduciary duties, enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions. In addition, subject to certain exceptions which permit the Company Board to comply with its fiduciary duties, the Company Board has agreed to recommend that the Company's stockholders vote in favor of adopting and approving the Contribution Agreement and the other proposals contemplated by the Contribution Agreement. The Contribution Agreement also includes covenants pertaining to the operation of the Company's business between the date of the Contribution Agreement and the Closing.

The Contribution Agreement contains certain termination rights and provides that, upon the termination of the Contribution Agreement under specified circumstances, the Company may be required to pay Crusader a termination fee equal to $2,000,000 plus up to $500,000 in expenses. Consummation of the transactions contemplated by the Contribution Agreement is subject to various conditions, including, among others, approval and adoption of the Required Proposals by the Company's stockholders, the receipt of regulatory approvals, and other customary closing conditions.

Following the Closing, the Company will continue to be a reporting company under the Securities Exchange Act of 1934 and its Common Stock will continue to be traded on the American Stock Exchange.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, which is filed as an exhibit to this Form 8-K and is incorporated by reference herein.

Item 3.02     Unregistered Sales of Equity Securities

As described in Item 1.01, the Company agreed, pursuant to the Contribution Agreement, to issue at the Closing to Knight I Parent, Knight II Parent, Hawk Parent and RCH Parent 100,100,000, 33,933,684, 14,700,000 and 3,700,000 Common
Shares, respectively, in exchange for the contribution by such entities of all of the outstanding membership interests of the Crusader Operating Entities owned by them. In addition, the Company may issue up to an additional 19,290,000 Common Shares to Knight II Parent to reflect additional cash capital contributions, if any, made to Knight II prior to Closing, at an effective purchase price of $3.00 per share.

The sales of the Common Shares under the Contribution Agreement were made in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

The releases required to be executed by Douglas G. Manner, Chief Executive Officer, and Sean J. Austin, Chief Financial Officer, provide for a cash payment of $22,667 to each of those officers if they remain employed by the Company through the Closing or, if requested by Crusader, June 30, 2008.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At a meeting held on December 31, 2007, the Company's board of directors approved an amendment and restatement of the Company's bylaws to make them more comprehensive. A copy of the Second Amended and Restated Bylaws of the Company is attached as an exhibit to this filing.

Item 9.01     Financial Statements and Exhibits.


No.          Exhibit

2.1 Contribution Agreement dated December 31, 2007, by and among the Company, Knight Energy Group I Holding Co., LLC, Knight Energy Group II Holding Company, LLC, Knight Energy Management Holding Company, LLC, Hawk Energy Fund I Holding Company, LLC, RCH Energy Opportunity Fund I, L.P. David D. Le Norman, Crusader Energy Group Holding Co., LLC, Knight Energy Group, LLC, Knight Energy Group II, LLC, Knight Energy Management, LLC, Hawk Energy Fund I, LLC, RCH Upland Acquisition, LLC, Crusader Management Corporation, and Crusader Energy Group, LLC.

3(ii).1      Form of Second Amended and Restated Bylaws of the Company.

99.1 Form of Registration Rights Agreement to be entered into between the Company and the Crusader Parent Entities in connection with the Contribution Agreement.

99.2 Form of Non-Transfer Agreement to be entered into between the Company and the Crusader Parent Entities in connection with the Contribution Agreement.

99.3 Form of Release and Termination Agreement to be executed by certain officers, directors and employees of the Company.

99.4 Form of Voting Agreement to be executed by certain officers and directors.

99.5         Form of 2008 Long Term Incentive Plan

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              WESTSIDE ENERGY CORPORATION

January 7, 2008               By: /s/ Sean J. Austin
                              Sean J. Austin
                              Vice President and Chief Financial Officer